EXHIBIT 99.40
                                                                   -------------


                                SUPPORT AGREEMENT


                  MEMORANDUM OF AGREEMENT made as of the 21st day of December, 2004.

AMONG:

                  COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada in its capacity as trustee for and on behalf of ADVANTAGE ENERGY INCOME FUND, a trust settled and governed pursuant to the laws of Alberta ("ADVANTAGE TRUST");

                                     - and -

                  ADVANTAGE OIL & GAS LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AOG")

                                     - and -

                  COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, in its capacity as trustee for and on behalf of the beneficiaries under the Voting and Exchange Trust Agreement (as hereinafter defined) (the "TRUSTEE")

                                     - and -

                  ADVANTAGE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "EXCHANGECO")

                  WHEREAS pursuant to an arrangement agreement dated as of November 3, 2004 among Defiant Energy Corporation, AOG, 1135488 Alberta Ltd. and Advantage Trust (such agreement, as it may be further amended or restated, is hereafter referred to as the "ARRANGEMENT AGREEMENT"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "EXCHANGEABLE SHARES") in the capital of AOG, which were issued pursuant to the Arrangement;

                  AND WHEREAS the articles of AOG set forth the rights, privileges, restrictions and conditions (collectively, the "SHARE PROVISIONS") attaching to the Exchangeable Shares;

                  AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby Advantage Trust and ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that AOG will be able to make certain payments and to deliver or cause to be delivered trust units ("ADVANTAGE TRUST UNITS") in satisfaction of the obligations of AOG under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions;

                  NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

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                                   ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

1.1               DEFINED TERMS

                  Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2               INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

                  The division of this agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter refer to the specified Article or Section of this agreement. The terms "this agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3               NUMBER, GENDER, ETC.

                  Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4               DATE FOR ANY ACTION

                  If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.


                                   ARTICLE 2
                   COVENANTS OF THE TRUST, EXCHANGECO AND AOG

2.1               COVENANTS OF ADVANTAGE TRUST AND EXCHANGECO REGARDING
EXCHANGEABLE SHARES

                  So long as any Exchangeable Shares are outstanding, Advantage Trust and ExchangeCo each agree that:

(a) Advantage Trust will, as soon as practicable following the declaration of any Distribution, issue a press release as to the resulting change in the Exchange Ratio for the Exchangeable Shares;

(b) Advantage Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AOG, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AOG or any other distribution of the assets of AOG for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AOG to cause to be delivered Advantage Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) Advantage Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AOG, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AOG, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AOG to cause to be delivered Advantage Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be;

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                                       3


(d) If ExchangeCo exercises a Call Right or is the purchaser upon the exercise of the Exchange Rights and does not pay the Liquidation Amount, Retraction Price, Redemption Price or purchase price payable upon exercise of the Exchange Rights, as the case may be, at the time such amount becomes payable by ExchangeCo pursuant to the Share Provisions or the Voting and Exchange Trust Agreement then Advantage Trust shall forthwith pay such amount and, Advantage Trust and ExchangeCo shall thereafter be jointly and severally liable to pay such amount until it is duly paid; and

(e) Advantage Trust will not exercise its vote as a shareholder of AOG to initiate the voluntary liquidation, dissolution or winding-up of AOG nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AOG.

2.2               SEGREGATION OF FUNDS

                  Subject to the exercise by Advantage Trust or ExchangeCo of any of the Call Rights, Advantage Trust will cause AOG to, from time to time, deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable AOG to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and AOG will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3               NOTIFICATION OF CERTAIN EVENTS

                  In order to assist Advantage Trust and ExchangeCo to comply with their respective obligations hereunder, AOG will give Advantage Trust and ExchangeCo notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of AOG to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b)      immediately, upon the earlier of: (i) receipt by AOG of notice of; and
         (ii) AOG otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AOG or to effect any other distribution of the assets of AOG among its shareholders for the purpose of winding-up its affairs;

(c)      immediately, upon receipt by AOG of a Retraction Request;

(d)      at least 90 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by AOG of any Exchangeable Shares or any rights to acquire same; and

(f) in the event of any determination by the Board of Directors of AOG to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AOG or to effect any other distribution of the assets of AOG among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.4               DELIVERY OF ADVANTAGE TRUST  UNITS

                  In furtherance of its obligations hereunder, upon notice of any event which requires AOG to cause to be delivered Advantage Trust Units to any holder of Exchangeable Shares, subject to the exercise by Advantage Trust or ExchangeCo of any of the Call Rights, Advantage Trust shall forthwith issue and deliver the requisite Advantage Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AOG shall direct. All such Advantage Trust Units shall be free and clear of any lien, claim, encumbrance, security

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                                       4


interest or adverse claim or interest. Advantage Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued trust units such number of Advantage Trust Units (or other units or securities into which Advantage Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) (i) as is equal to the sum of the number of Advantage Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AOG to meet its obligations hereunder, under the Voting and Exchange Trust Agreement, under the Share Provisions and under any other security or commitment pursuant to which Advantage Trust may now or hereafter be required to issue Advantage Trust Units.

2.5               QUALIFICATION OF ADVANTAGE TRUST  UNITS

                  Advantage Trust and AOG covenant that if any Advantage Trust Units (or other securities into which Advantage Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder (including for greater certainty, in payment of or pursuant to, as applicable, the Liquidation Amount, the Retraction Price, the Redemption Price, the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, the Exchange Rights or the Automatic Exchange Rights) (as that term is defined in the Voting and Exchange Trust Agreement)), require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "APPLICABLE LAWS") before such securities (or other securities into which Advantage Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) may be delivered by Advantage Trust or ExchangeCo to the initial holder thereof (other than AOG) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of Advantage Trust for purposes of Canadian federal or provincial securities law), Advantage Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause such Advantage Trust Units (or other securities into which Advantage Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be and remain duly registered, qualified or approved. Advantage Trust and ExchangeCo represent and warrant that they have in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Advantage Trust Units (or other securities into which Advantage Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered pursuant to the Share Provisions or the terms of the Voting Exchange Trust Agreement to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of Advantage Trust for the purposes of Canadian federal and provincial securities law). Advantage Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Advantage Trust Units (or other securities into which Advantage Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be delivered pursuant to the Share Provisions or the terms of the Voting Exchange Trust Agreement to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

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                                       5


2.6               EQUIVALENCE

(a)      Advantage Trust will not:

         (i) issue or distribute additional Advantage Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Advantage Trust Units) to the holders of all or substantially all of the then outstanding Advantage Trust Units by way of unit distribution or other distribution, other than (A) an issue of Advantage Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Advantage Trust Units) to holders of Advantage Trust Units who exercise an option to receive distributions in Advantage Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Advantage Trust Units) in lieu of receiving cash distributions; or (B) pursuant to Section 5.8 of the Advantage Trust Indenture;

         (ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Advantage Trust Units entitling them to subscribe for or to purchase Advantage Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Advantage Trust Units);

         (iii) issue or distribute to the holders of all or substantially all of the then outstanding Advantage Trust Units:

                  (A) securities of Advantage Trust of any class other than Advantage Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Advantage Trust Units);

                  (B) rights, options or warrants other than those referred to in subsection 2.6(a)(ii) above;

                  (C)      evidences of indebtedness of Advantage Trust; or

                  (D) assets of Advantage Trust other than Distributions which result in an adjustment to the Exchange Ratio;

         (iv) subdivide, redivide or change the then outstanding Advantage Trust Units into a greater number of Advantage Trust Units;

         (v) reduce, combine or consolidate or change the then outstanding Advantage Trust Units into a lesser number of Advantage Trust Units except as contemplated by Section 3.4 of Advantage Trust Indenture; or

         (vi) reclassify or otherwise change the rights, privileges or other terms of the Advantage Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Advantage Trust Units;

                  unless

         (vii) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of the Exchangeable Shares; or

         (viii) it has received the prior written approval of AOG and the approval of the holders of the Exchangeable Shares at meeting of holders of Exchangeable Shares.

(b) Advantage Trust will ensure that the record date for any event referred to in subsection 2.6(a) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by Advantage Trust (with simultaneous notice thereof to be given by Advantage Trust to AOG).

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                                       6


2.7               TENDER OFFERS, ETC.

                  In the event that a take-over bid or similar transaction with respect to Advantage Trust Units (a "BID") is proposed by Advantage Trust or is proposed to Advantage Trust or the holders of Advantage Trust Units, and is recommended by the board of directors of AOG or is otherwise effected or to be effected with the consent or approval of the board of directors of AOG, Advantage Trust or AOG or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Advantage Trust Units, without discrimination, including, without limiting the generality of the foregoing, Advantage Trust or AOG or both will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by Advantage Trust or AOG or both or where Advantage Trust or AOG or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AOG (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the
Bid).

2.8               OWNERSHIP OF OUTSTANDING SHARES

                  Advantage Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Advantage Trust, ExchangeCo or any of their respective affiliates, Advantage Trust will, unless approval to do otherwise is obtained in accordance with
Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AOG. Notwithstanding the foregoing, Advantage Trust shall not be in violation of this Section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of Advantage Trust.

2.9               ADVANTAGE TRUST AND EXCHANGECO NOT TO VOTE EXCHANGEABLE SHARES

                  Advantage Trust and ExchangeCo covenant and agree that they will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by Advantage Trust, ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Advantage Trust and ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10              DUE PERFORMANCE

                  On and after the Effective Date, Advantage Trust and ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

2.11              NO SPECIFIED FINANCIAL INSTITUTION

                  On and after the effective date hereof and until AOG no longer has any Exchangeable Shares issued and outstanding, none of Advantage Trust, ExchangeCo or any of their Affiliates will be a "specified financial institution" as that term is defined in the INCOME TAX ACT (Canada).

2.12              EXERCISE OF CALL RIGHTS

                  Advantage Trust and ExchangeCo covenant and agree that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Advantage Trust, ExchangeCo or any of their respective affiliates, Advantage Trust and ExchangeCo will formulate a policy respecting whether Advantage Trust and ExchangeCo or either of them will exercise any of the Call Rights.

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                                       7


                                   ARTICLE 3
                           ADVANTAGE TRUST SUCCESSORS

3.1               CERTAIN REQUIREMENTS IN RESPECT OF COMBINATION, ETC.

                  Advantage Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "TRUST SUCCESSOR"), by operation of law, becomes, without more, bound by the terms and provisions of this agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Advantage Trust under this agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2               VESTING OF POWERS IN SUCCESSOR

                  Whenever the conditions of Section 3.1 have been duly observed and performed, Trust Successor, ExchangeCo and AOG shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in subsection 3.1(a) and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of Advantage Trust under this agreement in the name of Advantage Trust or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of AOG or any officers of AOG on behalf of Advantage Trust may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such Trust Successor.

3.3               WHOLLY-OWNED SUBSIDIARIES

                  Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Advantage Trust with or into Advantage Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Advantage Trust provided that all of the assets of such subsidiary are transferred to Advantage Trust or another wholly-owned direct or indirect subsidiary of Advantage Trust and any such transactions are expressly permitted by this Article 3.


                                    ARTICLE 4
                                     GENERAL

4.1               TERM

                  This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than Advantage Trust, ExchangeCo or any of their respective subsidiaries or affiliates.

4.2               CHANGES IN CAPITAL OF ADVANTAGE TRUST AND AOG

                  Notwithstanding the provisions of Section 4.4 hereof, at all times after the occurrence of any event effected pursuant to Sections 2.6 or 2.7 hereof, as a result of which either Advantage Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which

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                                       8


Advantage Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3               SEVERABILITY

                  If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4               AMENDMENTS, MODIFICATIONS, ETC.

                  This agreement may not be amended, modified or waived except by an agreement in writing executed by Advantage Trust, ExchangeCo and AOG and approved by the holders of the Exchangeable Shares in accordance with Section
10.2 of the Share Provisions.

4.5               AMENDMENTS

                  Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of Advantage Trust, ExchangeCo, AOG or any combination of them for the protection of the holders of the Exchangeable Shares provided that the Board of Directors of ExchangeCo and the Board of Directors of AOG are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of AOG and ExchangeCo, having in mind the best interests of the holders of Exchangeable Shares it may be expedient to make, provided that such Boards of Directors, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the Board of Directors of ExchangeCo and the Board of Directors of AOG are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6               MEETING TO CONSIDER AMENDMENTS

                  AOG, at the request of Advantage Trust, ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of AOG, the Share Provisions and all Applicable Laws.

4.7               AMENDMENTS ONLY IN WRITING

                  No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

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                                       9


4.8               ENUREMENT

                  This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9               NOTICES TO PARTIES

                  All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a)      if to Advantage Trust or ExchangeCo, at:

                  c/o Advantage Oil & Gas Ltd.
                  3100, 150 - 6th Avenue S.W.
                  Calgary, Alberta  T2P 3Y7

                  Attention:        Chief Financial Officer
                  Telecopier No.:   (403) 262-0723

(b)      if to the Trustee, at:

                  Computershare Trust Company of Canada
                  600, 530 - 8th Avenue S.W.
                  Calgary, Alberta
                  T2P 3S8

                  Attention:        Manager, Corporate Trust Department
                  Telecopier No.:   (403) 267-6598

                  Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10              COUNTERPARTS

                  This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11              JURISDICTION

                  This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12              ASSIGNMENT BY AND SUCCESSOR TO EXCHANGECO

                  Notwithstanding any other provision in this agreement to the contrary:

(a) Any corporation into or with which ExchangeCo may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which ExchangeCo shall be a party, shall be the successor to ExchangeCo hereunder without any further act on its part or any of the parties hereto; and

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                                       10


(b) ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AOG or Advantage Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the Trustee and executed and delivered to the Trustee, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by ExchangeCo.

4.13              ATTORNMENT

                  Each of Advantage Trust, ExchangeCo and AOG agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.14              LIABILITY OF ADVANTAGE TRUST

                  The parties hereto acknowledge that AOG is entering into this agreement solely on behalf of Advantage Trust and the obligations of Advantage Trust hereunder shall not be personally binding upon AOG or any of the Unitholders of Advantage Trust and that any recourse against Advantage Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of Advantage Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Advantage Trust Indenture.

                  IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.


ADVANTAGE ENERGY INCOME FUND,                ADVANTAGE OIL & GAS LTD.
by its authorized attorney,
ADVANTAGE OIL & GAS LTD.


By:    /s/ Peter Hanrahan                    By:    /s/ Peter Hanrahan
       ------------------------------               ----------------------------
Name:  PETER HANRAHAN                        Name:  PETER HANRAHAN
Title: Chief Financial Officer               Title: Chief Financial Officer



ADVANTAGE EXCHANGECO LTD.


By:    /s/ Peter Hanrahan
       ------------------------------
Name:  PETER HANRAHAN
Title: Secretary